UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 19, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press
Munich, September 19, 2007
Siemens establishes Managing Board position for legal and compliance matters
 Peter Y. Solmssen appointed new General Counsel in the Managing Board effective October 1, 2007
Löscher: Standardized legal, compliance and audit processes worldwide
Siemens is establishing a new Managing Board position for legal and compliance matters, effective October 1, 2007. A Managing Board proposal to this effect was approved by the Supervisory Board at its meeting today. Effective October 1, 2007, Peter Y. Solmssen (52) will become a member of Siemens’ Managing Board as well as the company’s General Counsel, with overall responsibility for legal and compliance issues. Effective immediately, the Managing Board has also appointed Andreas Pohlmann (49) as Chief Compliance Officer. Starting October 1, 2007, all company audit functions will be merged into the unit Corporate Finance Audit, which will be assigned to the Corporate Finance Department headed by CFO Joe Kaeser. Corporate Finance Audit will be headed by Hans Winters (38) as Chief Audit Officer.
“We are very happy that we have been able to engage Peter Y. Solmssen. He is a highly qualified and internationally recognized expert in the area of legal and compliance issues. This is a decisive step toward resolving the current problems at Siemens and reorienting the company,” said Gerhard Cromme, Chairman of Siemens’ Supervisory Board. Peter Y. Solmssen was previously Executive Vice President and General Counsel at GE Healthcare based in Chalfont St. Giles, UK.
“Bundling our legal and compliance as well as our audit processes, standardizing them worldwide and implementing these personnel changes will make our company more transparent and less complex in key corporate functions. At the same time, these decisions underscore our commitment to put Siemens in a leading position worldwide in the area of corporate governance,” said Peter Löscher, Siemens’ President and CEO.
Siemens’ new Chief Compliance Officer, Andreas Pohlmann, will be part of the new legal and compliance office and will also report directly to the CEO. Most recently, Pohlmann was Executive Vice President and Chief Administrative Officer at Celanese Corp. in Dallas, Texas. Before that, he was responsible for legal matters, corporate governance, compliance and risk management at Celanese AG.
The new head of Corporate Finance Audit, Hans Winters, was a partner at PricewaterhouseCoopers, where he was a specialist in projects for international compliance and internal controlling systems and supported international companies in compliance-related matters before U.S. regulatory authorities.
To further streamline structures and accelerate processes, the departments Global Government Affairs, Corporate Communications and Chief Executive’s Office will be combined and led by Stephan Heimbach (46), effective October 1.

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The consultations required by these organizational changes and the notification of the General Works Council will take place immediately. The organizational changes will subsequently be implemented.
Siemens AG (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (including discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in some 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales from continuing operations of €87.3 billion and net income of €3.033 billion (U.S. GAAP). Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects”, ”looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200709.110 e
Corporate Communications	Eberhard Dombek
Media Relations	80312 Munich
80312 Munich	Tel.: (+49 89) 636-33077; Fax: -32825 E-mail: eberhard.dombek@siemens.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: September 19, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling